SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2007

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form  20-F    X            Form  40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

Prudential plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

P A j Broadley, C P Manning, M G A McLintock, (iii)

R A Burrows, P M Maynard—Prudential plc (i)

3. Name of person discharging managerial responsibilities/director

P A J Broadley, C P Manning, M G A McLintock, R A Burrows, P M Maynard

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Persons referred to in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 5p each in Prudential plc

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Persons referred to in 3 above

8. State the nature of the transaction

The conditional awards made under the Restricted Share Plan in April 2004, and subsequent rights issue adjustment, have not resulted in a grant of options and consequently the directors and PDMRs named below have ceased to be interested in the shares stated.

PAJ Broadley - 210,713 ordinary shares

CP Manning—196,174 ordinary shares

MGA McLintock—67,429 ordinary shares

RA Burrows—28,447 ordinary shares

PM Maynard—90,079 ordinary shares

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

See 8 above

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

12 April 2007, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

PAJ Broadley—455,272 ordinary shares, less than 0.02%

CP Manning—560,163 ordinary shares, less than 0.03%

MGA McLintock—472,062 ordinary shares, less than 0.02%

RA Burrows—143,700 ordinary shares, less than 0.006%

PM Maynard—254,656 ordinary shares, less than 0.02%

16. Date issuer informed of transaction

12 April 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Jennie Webb, Group Secretariat, 020 7548 2027

Name and signature of duly authorised officer of issuer responsible for making notification

Susan Henderson, Deputy Group Secretary, 020 7548 3805

Date of notification

12 April 2007

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 12 April 2007

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Susan Henderson
Susan Henderson
Deputy Group Secretary